

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 25, 2017

Oleg Jitov
President
Alfacourse Inc.
22 The Cedars Cruagh Wood
Stepaside, Dublin 18, Ireland

> **Re:    Alfacourse Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 16, 2017**
> **File No. 333-216086**

Dear Mr. Jitov:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our April 21, 2017 letter.

General

1. Please include a currently dated consent of the independent registered public accountant in the next amendment of your Form S-1 and prior to it becoming effective.

Prospectus Summary, page F-6

2. We note that you have removed the disclosure regarding your current cash balance that was initially added in response to comment 7 in our letter dated March 15, 2017.  Please disclose your cash on hand as of the most recent practicable date.

Going Concern Consideration, page F-27

3. We note your disclosure that your auditor "intend[s]" to issue a going concern opinion.  Given that your auditor did issue the going concern opinion in the audit report on page F-35, please revise to state that a going concern opinion was issued.

   You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at 202-551-3324 or me at 202-551-3680 with any other questions.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Advisor
Office of Transportation and Leisure


cc:     John E. Lux, Esq.